MISSION NEWENERGY LIMITED

ABN 117 065 719

Tempo Offices

Unit B9

431 Roberts Road

Subiaco WA 6008

Australia

Telephone: (+618) 6313 3975

Facsimile (+618) 6270 6339

NOTICE OF GENERAL MEETING

Time: 2.30pm (Perth time)

Date: 28 March 2014

Location: BDO, 38 Station St, Subiaco, Perth, Western Australia

This Notice of Meeting should be read in its entirety. If you are in doubt as to how you should vote, you should seek advice from your professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+618) 6313 3975.

TABLE OF CONTENTS

Notice of General Meeting (setting out the proposed resolutions)	3

Notes	5

Explanatory Statement (explaining the proposed resolutions)	6

Glossary	8

Proxy Form	9

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MISSION NEWENERGY LIMITED

ACN 117 065 719

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of Shareholders will be held at 2.30pm (Perth time) on 28 March 2014 at BDO, 38 Station St, Subiaco, Perth, Western Australia.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Statement and the Proxy Form are part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company at close of business on 26 March 2014.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

AGENDA

Approval of New Issue of Shares

Item 1	To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That approval be given under and for the purpose of ASX Listing Rule 7.1 and for all other purposes, shareholders approve the issue of new Shares, to a maximum of 100,000,000 within three months from the date of this meeting, at a price not lower than eighty per cent (80%) of the average market price of the Shares over the last five (5) days on which sales were recorded before the issue is made, for the purposes and on the terms and conditions outlined in the Explanatory Memorandum.”

Voting Exclusion Statement: The Company will disregard any votes cast on this Resolution 1 by a person who may participate in the proposed issue and any person who might obtain a benefit in respect of the proposed issue (except a benefit solely in the capacity as a holder of ordinary securities) and any of their associates. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DATED: 24 february 2014

BY ORDER OF THE BOARD

GUY BURNETT

COMPANY SECRETARY

mission newenergy limited

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NOTES:

VENUE

The General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 2.30pm (Perth time) on 28 March 2014 at:

BDO, 38 Station St, Subiaco, Perth, Western Australia

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by:

(a)	post to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne Victoria 3001 Australia;

(b)	Intermediary Online Service (only custodians) at www.intemediaryonline.com; or

(c)	facsimile to 1800 783 447 or outside Australia to (+61 3) 9473 2555,

so that it is received not later than 2.30pm (Perth time) on 26 March 2014.

Proxy Forms received later than this time will be invalid.

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EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders in connection with the business to be conducted at the General Meeting to be held at 2.30pm (Perth time) on 28 March 2014 at BDO, 38 Station St, Subiaco, Perth, Western Australia.

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

OVERVIEW of capital raising

The Company continues to seek to re-shape its business including the potential re-vitalization or sale of its assets, being its 250,000 tpa biodiesel refinery in Malaysia and its equity interest in an Indonesian Oleochemcial facility joint venture project company. In order to continue with these activities the company requires further capital to cover corporate overhead expenditures and increased legal costs associated with the Indonesian arbitration process. More specifically, the Indonesian arbitration process has been recently extended by another six months and is now proceeding rapidly with hearings every three weeks or so. Therefore legal expenses have increased especially with the requirement for several expert witnesses to testify on behalf of the company. The company has also retained the services of 2 additional legal firms, one in Australia and one in Jakarta to assist given the complex nature of the proceedings.

RESOLUTION 1 – NEW ISSUE OF SHARES

Introduction

Under Resolution 1, the Company is seeking approval to issue up to 100,000,000 new Shares within three months of the date of this Meeting (Placement Shares). The company currently has 10,870,275 shares outstanding, subject to the full issuance under Resolution one; Placement Shares would represent 90.1% of the issued shares immediately after the issuance.

The new capital raised will be used to cover corporate overhead expenditures and increased legal costs associated with the Indonesian arbitration process.

It is noted that if approval is granted by shareholders, it does not necessarily mean the Company will issue the shares. It provides the Company with the flexibility to issue the shares as outlined below. The company may raise these shares in multiple tranches up to 100,000,000 shares within the three (3) month period.

Shareholder approval

ASX Listing Rule 7.1 provides that subject to certain exceptions (which do not apply in the present circumstances) a listed company may not, subject to certain exceptions, issue shares or options to subscribe for shares equal to more than 15% of the company’s issued share capital in any 12 months without obtaining shareholder approval. However, issues made with the prior approval of the shareholders in a general meeting are not subject to this restriction and will not be counted as part of the 15% limit.

Accordingly, if Shareholders approve the proposed issue of the Placement Shares:

(a)	the Company will be permitted to issue the Placement Shares; and

(b)	the Placement Shares will not be counted towards the Company’s 15% limit in respect of issues of equity securities in the following 12 month period.

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Under ASX Listing Rule 7.3.2, shares approved for issue pursuant to ASX Listing Rule 7.1 must be issued within 3 months of the date of the approval.

The information required by ASX Listing Rule 7.3 in relation to the issue of the Placement Shares is set out below.

ASX Listing Rule 7.3

ASX Listing Rule 7.3 requires the following information be provided to Shareholders when seeking approval for the purposes of ASX Listing Rule 7.1:

(a)	the maximum number of Shares that will be issued under the Resolution 1 is 100,000,000, which upon issuance would represent 90.1% of the total shares outstanding shares;

(b)	the issue will occur progressively and it is intended that the Shares will be issued no later than 3 months after the date of this meeting.

(c)	the Company intends to issue the Placement Shares at a price that is not less than eighty per cent (80%) of the average market price for Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the issue of the Shares is made. By way of example, the VWAP over the last month ended 17 February 20134 was $0.009. Should this be the VWAP calculated in accordance with the above formula, under the terms of Resolution 1 the Company would be able to issue up to 100,000,000 shares at a price not less than $0.0072 for total consideration of $720,000.00.

(d)	it is intended that the Placement Shares will be issued to investors who are not related parties of the Company. The identity of the investors has not yet been determined but all are expected to be professional and/or sophisticated investors. The identity of the investors will be at the discretion of the Company or in consultation with any broker the Company may engage to assist in the placing of the Shares or both and who are not related parties;

(e)	the Placement Shares will rank equally with, and on the same terms as, the Company’s then issued Shares; and

(f)	the Placement Shares will be issued to raise the funds corporate overhead expenditures and increased legal costs associated with the Indonesian arbitration process.

Voting Exclusion Statement

The Company will disregard any votes cast on Resolution 1 by any person who may participate in the proposed issue of Placement Shares or any person that may obtain a benefit, other than in that person’s capacity as a Shareholder, and any Associate of any of those persons.

However, the Company will not disregard a vote on Resolution 1 if it is cast by:

(i)	a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

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(ii)	the person chairing the Meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form, to vote as the proxy decides.

eNQUIRIES

Shareholders are requested to contact the company secretary, Mr Guy Burnett on (+618) 6313 3975 if they have any queries in respect of the matters set out in these documents.

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glossary:

$ means Australian dollars, unless otherwise noted.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except any day that ASX declares is not a business day.

Company means Mission NewEnergy Limited (ACN 117 065 719).

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice of Meeting.

General Meeting means the meeting convened by the Notice of Meeting.

Notice of Meeting or Notice of General Meeting means this notice of general meeting including the Explanatory Statement.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Perth time means time in Perth, Western Australia.

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